Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

December 17, 2012

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Development Funding IV

Form 10-K

Filed March 30, 2012

File No. 000-54383

Dear Mr. Wiggins:

On behalf of United Development Funding IV (the “Registrant”), please find transmitted herein for filing the Registrant’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 16, 2012 relating to the Registrant’s Annual Report on Form 10-K, filed March 30, 2012 (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Security, page 9

Comment No. 1: It appears that there is overlap in the security interests of your loans as the percentages exceed 100%. Please tell us the portion of loans that are secured by multiple interests. For loans where you are not the first lien holder, please clarify any additional security interests accompanying the subordinate lien. Please include such disclosure in future filings, as applicable.

Response: The Registrant submits that there is a significant overlap of security interests in the Registrant’s loans, as the security interest categories described in the “Item 1. Business – Investment Objectives and Policies – Security” section of the Form 10-K are not mutually exclusive. For example, as of December 31, 2011, 99.3% of the Registrant’s loans were secured by multiple interests. The Registrant further submits that additional security interests for the Registrant’s loans where the Registrant is not the first lien holder include reimbursements of development costs due to the developer being under contract with districts or municipalities, pledges of equity interests (generally, partnership interests or limited liability company interests, as applicable) that are documented by pledge agreements, assignments of equity interests, assignments of distributions from equity interests, assignments of lot sale contracts, cross collateralization agreements and subordinate deeds of trust. The Registrant also utilizes guarantees to secure its loans. If acceptable to the Commission, the Registrant hereby undertakes to include in its future reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by such act, disclosure regarding the percentage of the Registrant’s loans that are secured by multiple interests, as well as a statement describing the types of additional security interests that are utilized by the Registrant where the Registrant is not the first lien holder.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

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MORRIS, MANNING & MARTIN, LLP Mr. Jonathan Wiggins Securities and Exchange Commission December 17, 2012 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Comment No. 2: Where your asset level debt can be directly tied to specific loans in your portfolio, please tell us the interest spread you experience with such funding. Please include similar information in future filings, as applicable.

Response: The Registrant submits that, where the Registrant’s asset level debt can be directly tied to specific loans in its portfolio (approximately $3.6 million of the Registrant’s debt as of December 31, 2011), the interest spread on such funding was 9.5% as of December 31, 2011. If acceptable to the Commission, the Registrant hereby undertakes to include in its future reports pursuant to the Exchange Act, as required by such act, a statement regarding such interest spread where the Registrant’s asset level debt can be directly tied to specific loans in its portfolio.

Loan Portfolio, page 57

Comment No. 3: Please tell us why you have not included a table similar to that provided on pages 97-99 of your Form S-11 filed October 19, 2012. Also, please tell us the significance of the principal balance exceeding the maximum loan amount for several of your loans.

Response: The Registrant submits that its loan and investments table is updated quarterly in the Registrant’s supplements to its prospectus regarding the Registrant’s initial public offering (SEC Registration No. 333-152760) (the “Prospectus”). Most recently, the Registrant updated such loan and investments table on pages 1-2 of Supplement No. 4 to the Prospectus, as filed with the SEC on November 29, 2012 (“Supplement No. 4”). The Registrant further submits that none of its loans individually constitutes a material loan that would require specific disclosure in the Registrant’s reports pursuant to the Exchange Act, and that as of the December 31, 2011, the only two borrowers whose aggregate loans accounted for over 10% of the outstanding balance of the Registrant’s portfolio are specifically identified in the section referenced in the Staff’s comment. Therefore, the Registrant respectfully believes that the Registrant’s loan and investments table is appropriately provided in the Registrant’s Prospectus and the supplements thereto, and repetitive disclosure in the Registrant’s reports pursuant to the Exchange Act would not provide additional material information to investors and should not be required.

With respect to loans where the principal balance exceeds the maximum loan amount, the Registrant’s loan documents permit the Registrant to accrue interest on its loans or advance funds to its borrowers in excess of the loan amount, and require the borrower to repay the full amount of the loan including any excess amounts. Accrued unpaid interest on the Registrant’s loans is compounded annually into principal, which increases the outstanding principal amount of the Registrant’s loans even if no additional funds were advanced to the borrower. As part of the ongoing monitoring of the credit quality of the loan portfolio, the Registrant periodically, no less than quarterly, performs a detailed review of its portfolio of mortgage notes and other loans, including loans with principal balances in excess of the loan amount. The following is a general description of the credit levels used:

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Level 1 – Full collectability of loans in this category is considered probable.

Level 2 – Full collectability of loans in this category is deemed more likely than not, but not probable, based upon the Registrant’s review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. Interest income is suspended on Level 2 loans.

Level 3 – For loans in this category, it is probable that the Registrant will be unable to collect all amounts due.

As of December 31, 2011, all loans were classified as Level 1 loans, including loans with principal balances exceeding the loan amount. Therefore, the Registrant deemed full collectability of all loans as of December 31, 2011 to be probable, including loans with principal balances exceeding the loan amount, based on the Registrant’s review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. The Registrant submits that disclosure regarding the aforementioned analysis is provided on page F-14 of the Form 10-K.

Comment No. 4: Please tell us the loan to value ratio for loans that are not secured by first lien interests and clarify where you fall within such capital stack. Also, provide such disclosure in future filings, as applicable.

Response: Loan-to-value ratios for loans that are not secured by first lien interests are calculated in the same manner as loans that are secured by first lien interests; if the borrower has obtained third party senior financing, the Registrant would include both the third party senior financing and the Registrant’s financing when calculating loan-to-value ratios. The Registrant respectfully notes the disclosure on page 11 of the Form 10-K, which states “Combined loan-to-value ratio is the aggregate of all loan balances, senior and subordinated, divided by the appraised value of the property. Substantial justification to exceed an 85% loan-to-value ratio may exist because of the presence of other underwriting criteria such as the net worth of the borrower, the credit rating of the borrower based on historical financial performance, or collateral adequate to justify a waiver of the 85% limitation. In addition, the 85% limitation may be exceeded where mortgage loans are or will be insured or guaranteed by a government or government agency; where the loan is secured by the pledge or assignment of other real estate or another real estate mortgage; where rents are assigned under a lease where a tenant or tenants have demonstrated through historical net worth and cash flow the ability to satisfy the terms of the lease, or where similar criteria is presented satisfactory to the official or agency administering the securities laws of a jurisdiction. Leverage refers to the maximum aggregate asset specific leverage provided by unaffiliated third parties with respect to a specific asset and is expressed as a percentage of either cost or appraised value.” For loans where the borrower has obtained third party senior financing and the Registrant is a subordinate lender, the aggregate of the senior loan and the Registrant’s subordinated loan, divided by the value of the collateral, is 85% or less, unless substantial justification to exceed an 85% loan-to-value ratio exists because of the presence of other underwriting criteria.

Where the Registrant is a subordinate lender, it is generally second in lien priority behind the senior third party financing. In some cases, the Registrant permits builders to file performance deeds of trust in second priority behind the senior third party financing. In those cases, the Registrant is generally third in lien priority behind the senior third party financing and the builder performance deeds of trust. If acceptable to the Commission, the Registrant hereby undertakes to include in its future reports pursuant to the Exchange Act, as required by such act, the foregoing general statement regarding the Registrant’s priority with respect to loans where the Registrant is a subordinate lender.

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Comment No. 5: Please explain how you would realize the “equity interest” and “reimbursement” rights in the event the loans secured by such interests are defaulted. If possible, compare the value of the equity interests and reimbursements due to the principal outstanding. Please provide similar disclosure in future filings, as applicable.

Response: As discussed in the response to Comment No. 1 above, the Registrant submits that its loans are generally secured by multiple security interests. In addition to real property liens, these security interests may include pledges of equity interests, assignments of equity interests, or assignments of reimbursement rights. Where the Registrant obtains pledges of equity interests (generally, partnership interests or limited liability company interests, as applicable), the pledges are documented by pledge agreements, assignments of equity interests, and Uniform Commercial Code (“UCC”) financing statements. In some instances, the Registrant also obtains assignments of distributions to secure its pledges of equity interests. Should a loan secured by a pledge of equity interests default, the Registrant may foreclose on the pledge of equity interests through a personal property foreclosure under the terms of the pledge agreement and the provisions of the UCC.

The Registrant further submits that it obtains assignments of reimbursement rights and UCC financing statements to secure its security interests in the reimbursement contracts and their proceeds. In most cases, the Registrant’s deeds of trust also create a security interest in the reimbursement rights. In Texas, developer reimbursements are generally payable from the districts to the Registrant’s borrowers upon the closing of a municipal bond sale. In advance of a bond sale, the district routinely searches the UCC records to determine if third parties, like the Registrant, have a security interest against the bond proceeds. Due to these procedures, bond proceeds that are payable to the Registrant are generally payable to the Registrant by the district even when the loan is not in default. Should a loan secured by an assignment of reimbursement rights default, the Registrant could foreclose on the reimbursement rights through a personal property foreclosure under the terms of the assignment of reimbursement rights and the provisions of the UCC, or through a combined real and personal property foreclosure under the Registrant’s deed of trust and the applicable provisions of the Texas Property Code.

As discussed in the response to Comment No. 4 above, the Registrant values the collateral for a loan as a whole and calculates loan-to-value ratios based on the aggregate collateral for a loan. Therefore, where a loan is secured by multiple security interests and pledged equity interests or reimbursement rights are part of the collateral for the loan, the Registrant respectfully submits that the value of the pledged equity interests or reimbursement rights are aggregated with other collateral for the loan, and these values are accounted for in the Registrant’s loan-to-value ratios.

Funds from Operations and Modified Funds from Operations, page 61

Comment No. 6: Please explain to us how you came to the conclusion that it is appropriate for a mortgage REIT to present FFO and MFFO; specifically, tell us why you believe that presentation of FFO and MFFO provides useful information to investors regarding your financial condition and results of operations as a mortgage REIT. Notwithstanding this, explain how your adjustment for amortization expense is consistent with the NAREIT definition of FFO which specifically excludes adjustments such as the amortization of deferred financing costs.

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Response: The Registrant respectfully notes that it has provided expanded disclosure regarding the use of funds from operations (“FFO”) and modified funds from operations (“MFFO”) on pages 9-11 of Supplement No. 4 to the Prospectus. Specifically, the Registrant notes in such disclosure that the use of FFO is recommended by the REIT industry as a supplemental performance measure, as the adjustments used to calculate FFO reflect certain characteristics that are unique to non-listed REITs, such as the limited life nature and targeted exit strategy of non-listed REITs like the Registrant. With respect to MFFO, the Registrant notes the disclosure in Supplement No. 4 that “publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years and therefore require additional adjustments to FFO in evaluating performance.” The use of MFFO is therefore recommended by the Investment Program Association, an industry trade group (the “IPA”), “as a supplemental performance measure for publicly registered, non-listed REITs. MFFO is a metric used by management to evaluate sustainable performance and dividend policy…MFFO provides investors with supplemental performance information that is consistent with the performance models used by management, and provides investors with a view of [the Registrant’s] portfolio over time, independent of direct costs associated with the timing of acquisition activity.” Furthermore, “MFFO may be useful in assisting management and investors in assessing the sustainability (that is, the capacity to continue to be maintained) of operating performance and [the Registrant’s] current distribution policy in future operating periods, and in particular, after the offering of [the Registrant’s] shares is complete or the time when [the Registrant] cease[s] to make investments on a frequent and regular basis and net asset value is disclosed.” If acceptable to the Commission, the Registrant intends to provide comparable disclosure regarding FFO and MFFO in its subsequent reports pursuant to the Exchange Act, as required by such act, and its subsequent supplements to the Prospectus.

With respect to the Staff’s comment regarding the adjustment for amortization expense, if acceptable to the Commission, the Registrant hereby undertakes to remove such adjustment from the calculation of FFO and instead include the adjustment in its calculation of MFFO in the Registrant’s subsequent reports pursuant to the Exchange Act, as required by such act, and its subsequent supplements to the Prospectus.

Comment No. 7: Please refer to the third paragraph on page 62. Explain to us how MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance and your current distribution policy in future operating periods.

Response: The Registrant notes the expanded disclosure regarding MFFO in Supplement No. 4, as discussed in the response to Comment No. 6 above and incorporates the response to Comment No. 6 above herein. The Registrant believes that MFFO assists investors in comparing performance across reporting periods on a consistent basis by providing investors with a view of the Registrant’s portfolio over time, independent of certain items that the Registrant does not consider to be indicative of its ongoing performance, such as direct costs associated with the timing of acquisition activity. The Registrant believes that the use of MFFO also can be useful in evaluating the effectiveness of a non-traded REITs business strategies by serving as a supplemental performance measure.

Comment No. 8: Considering your disclosure that MFFO may be useful in assisting management and investors in assessing the sustainability of your current distribution policy in future operating periods, please tell us how you determined that MFFO is not a liquidity measure.

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Response: The Registrant notes the expanded disclosure regarding MFFO in Supplement No. 4, as discussed in the response to Comment No. 6 above and incorporates the response to Comment No. 6 above herein. Specifically, the Registrant notes that the use of MFFO is recommended by the IPA “as a supplemental performance measure for publicly registered, non-listed REITs. MFFO provides investors with supplemental performance information that is consistent with the performance models used by management, and provides investors with a view of [the Registrant’s] portfolio over time, independent of direct costs associated with the timing of acquisition activity.” Therefore, MFFO represents the adjustment by the Registrant of certain items that the Registrant does not consider to be indicative of its ongoing performance. Furthermore, “MFFO may be useful in assisting management and investors in assessing the sustainability (that is, the capacity to continue to be maintained) of operating performance.” The Registrant further notes the disclosure in Supplement No. 4 that MFFO is “not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income or loss as an indication of the Registrant’s performance.”

Net Operating Income, page 63

Comment No. 9: For each of the reconciling items in your computation of net operating income, please explain to us how you came to the conclusion that they are not directly associated with your investments, and how their exclusion is useful in evaluating operating performance. Also, explain how you use this measure.

Response: As stated on page 63 of the Form 10-K, the Registrant uses net operating income as a widely accepted measure of comparative operating performance in the real estate community. The Registrant further believes that the net operating income provides an accurate measure of the operating performance of the Registrant’s operating assets because net operating income excludes certain items that are not directly associated with the Registrant’s investments. The Registrant therefore excludes interest expense, general and administrative expense, amortization expense and other interest and dividend income, as these items are not directly associated with the Registrant’s investments. The Registrant notes that updated disclosure regarding net operating income has been provided in Supplement No. 4.

Financial Statements

General

Comment No. 10: We note that a substantial amount of your assets consists of, and a substantial amount of your revenues is derived from, loans to affiliates. Please tell us how you considered SAB Topic 1I by analogy in determining whether to include audited financial statements of the affiliates and/or the underlying properties for an investor’s assessment of your risk from your asset concentration and for an investment decision.

Response: The Registrant’s loans to affiliates are secured asset-based loans which represent a contractual right to receive a determinable amount of money on demand or on fixed or determinable dates. These loans contain fair and reasonable rates of interest at the same rates offered to non-affiliates, and are secured by separate and distinct real estate assets. Affiliate loans permit the Registrant to collect the determinable sum contracted for under the loan documents and do not permit the Registrant to participate in the profits of the real property assets which secure the loans nor do they permit the Registrant to participate generally in the profits of its affiliate borrowers. By analogy to SAB Topic 1I, the Registrant’s affiliate loans do not represent acquisition, development or construction arrangements, in which the Registrant would participate in expected residual profit from the sale or refinancing of a property. Expected residual profits from the sale or refinancing of a property which secures an affiliate loan would belong to the affiliate, not the Registrant.

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Our affiliate loans are classified as either loan participation interest – related parties or notes receivable – related parties. The Registrant’s loan participation interest – related parties represents the purchase of a financial interest in certain interim construction loan and finished lot loan facilities originated by the Registrant’s affiliates. The Registrant participates in these loans by funding the lending obligations of its affiliates under these credit facilities up to a maximum amount for each participation. Such participations entitle the Registrant to receive only re-payment of the principal from the borrower in the amount funded by the Registrant and interest on the principal funded by the Registrant from the borrower, in the amount set forth in the borrower’s loan documents. The participation interests are typically collateralized by promissory notes, first or second lien deeds of trust on the homes financed under the construction loans or lots financed under the lot loan facilities and other loan documents.

The Registrant’s notes receivable – related parties are collateralized by first or second lien deeds of trust on the underlying real estate collateral or a pledge of ownership interest in the borrower, as well as promissory notes, assignments of certain lot sales contracts and earnest money and other loan documents. The Registrant is entitled to receive only the repayment of principal and interest under the terms of the loan documents. No single affiliate loan constitutes more than 10% of the Registrant’s aggregate loan portfolio.

As the Registrant’s loan participation interests – related parties and notes receivable – related parties are secured by separate and distinct assets, and as the Registrant is not entitled to participate in expected residual profit from the sale or refinancing of a property, nor do the affiliate loans create an asset concentration as the loans are secured by separate and distinct assets, the Registrant respectfully submits that Topic 1I is not analogous to the Registrant’s affiliate loans.

Consolidated Statements of Income, page F-4

Comment No. 11: Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X and Industry Guide 3, including the presentation of net interest income and net interest income after provision for loan losses in your statements of operations. Refer to SAB Topic 11K and FASB ASC 942-10-S99-4.

Response: The Registrant respectfully believes that it does not qualify to report under Article 9 of Regulation S-X or Industry Guide 3, as it is not a bank holding company or a bank and does not engage in lending and deposit activities. However, the Registrant acknowledges the guidance of SAB Topic 11K that certain disclosures under Article 9 of Regulation S-X and Industry Guide 3 should be applied to the extent particular guidance is relevant and material to the operations of an entity. Therefore, if acceptable to the Commission, the Registrant hereby undertakes to include net interest income and net interest income after provision for loan losses in the notes to the Registrant’s financial statements in its future reports pursuant to the Exchange Act, as required by such act.

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Note B. Summary of Significant Accounting Policies

Principles of Consolidation, page F-8

Comment No. 12: We note your disclosure that the consolidated financial statements include the accounts of certain wholly-owned subsidiaries. Please clarify to us, and disclose in future filings, whether you have any wholly-owned subsidiaries that you have not consolidated. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response: The Registrant submits that the accounts of all wholly-owned subsidiaries have been appropriately consolidated in the financial statements. Accordingly, and to clarify this issue, if acceptable to the Commission, the Registrant hereby undertakes to remove the word “certain” from the reference to its wholly-owned subsidiaries in its future reports pursuant to the Exchange Act, as required by such act.

Acquisition and Origination Fees, F-10

Comment No. 13: We note you pay your asset manager a placement fee based on the net amount available for investment in secured loans and other real estate assets. Please explain to us how you came to the conclusion that this fee is a direct cost related to your lending activities. Tell us the basis for the deferral and the amortization method relating to this fee, the authoritative literature upon which you relied, and how it supports your accounting treatment.

Response: The Registrant submits that it accounts for acquisition and origination fees (placement fees) in accordance with Accounting Standards Codification (“ASC”) 310-20, Receivables, Nonrefundable Fees and Other Costs. The Registrant’s placement fees have a cap of $18.5 million over the life of the fund, and management fully expects that such cap will be met over the life of the program (as discussed in the “Prospectus Summary – Compensation to the Dealer Manager, and Our Advisor and Its Affiliates” and “Compensation” sections of the Prospectus, assuming a maximum raise of $700 million in the Registrant’s initial public offering, the dollar amount to be allocated for acquisition and origination fees is estimated to be approximately $18.5 million, assuming no leverage). These fees are incurred when loans are originated until the cap of $18.5 million is reached, except for exclusions related to affiliated loans for the same secured loan or other real estate assets as described in “Note B. Summary of Significant Accounting Policies – Accounting and Acquisition Fees” on page F-10 of the Form 10-K, and hence such fees are related to the Registrant’s lending activities. To properly match the placement fee cost with the interest income generated over the life of the program, placement fees are amortized over the expected life of the program. Therefore, from inception through December 31, 2011, placement fees incurred were being amortized over seven years from the time such placement fees were incurred, as seven years was management’s best estimate of the expected life of the program through December 31, 2011. However, notwithstanding the extension of the Registrant’s initial public offering to May 2013 and the Registrant’s potential follow-on offering that is currently in registration with the Commission (SEC Registration No. 333-184508), the Registrant’s board of trustees has determined that following November 12, 2017, which is the fifth anniversary of the date the initial public offering would have terminated but for such extension and potential follow-on offering, the Registrant will not reinvest the principal repayments received by the Registrant on loans to create or invest in new loans. Thus, in December 2012, the Registrant changed the accounting estimate of the remaining amortization period to be 84 months, declining each month, to match the remainder of the revenues and costs with the expected life of the program, as well as the disposition phase, which management estimates to be approximately 2 years.

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Note E. Shareholders’ Equity, page F-14

Comment No. 14: We note your disclosure of cumulative funds from operations (“FFO”) on page F-16. Please tell us how you considered Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits the presentation of non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes.

Response: If acceptable to the Commission, the Registrant hereby undertakes to remove the presentation of FFO on the face of the Registrant’s financial statements in its future reports pursuant to the Exchange Act, as required by such act.

Note O. Related Party Transactions, page F-23

Comment No. 15: Please refer to your disclosure relating to the modification of the Carrollton Participation Agreement (page F-28), 165 Howe Participation Agreement (page F-29), HLL Indian Springs Loan (page F-30) and Buffington Loan Agreements (page F-30). Please tell us and disclose in future filings the business reasons for, and how you accounted for, the modifications of these loans. Tell us how you considered ASC 310-40 in determining whether these loan modifications constitute troubled debt restructurings.

Response: The Registrant submits that it modifies and extends its loans in the ordinary course of business. As disclosed on page F-14 of the financial statements in the Form 10-K, the Registrant classifies a loan modification as a troubled debt restructuring if all of the following are present:

1.	The borrower is experiencing financial difficulties; and

2.	The modification includes a concession on the Registrant’s part that the Registrant would not otherwise consider.

From ASC 310-40 Troubled Debt Restructurings by Creditors, in general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a troubled debt restructuring. Financial difficulties of the borrower may include, but are not limited to, the following:

a.	Has the borrower defaulted on debt obligations?

b.	Is the borrower declaring bankruptcy?

c.	Are the borrower’s cash flows sufficient to service the existing debt?

d.	Can the borrower obtain funds from another source at market rates available for nontroubled debtors?

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The Registrant is considered to have granted a concession if the Registrant does not expect to collect all amounts due at the original contract rate. Indications that the Registrant has granted a concession may include, but are not limited to, the following:

a.	Is the stated interest rate being reduced?

b.	Has any interest/principal been forgiven/reduced?

c.	Is there an extension of the original maturity date with a stated interest rate lower than the current market rate for new debt with similar risk?

d.	Is the Registrant waiving financial covenants?

Using the above criteria, and as discussed on page F-14 of the Form 10-K, as of December 31, 2011 and 2010, no loan modifications are classified as troubled debt restructurings.

With respect to the specific loans and participations referenced in the Staff’s comment, upon the maturity of the Carrolton Participation Agreement, the 165 Howe Participation Agreement and the HLL Indian Springs Loan, the Registrant evaluated the economic conditions, the estimated value and performance of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors in determining whether to extend the participation or loan. Disclosure regarding these factors is included in the Form 10-K in the descriptions of the Carrollton Participation Agreement (beginning on page F-28) and the HLL Indian Springs Loan (on page F-30). As the maturity date for the 165 Howe Participation Agreement was scheduled to be July 4, 2012 prior to the extension of such agreement, disclosure regarding the factors that were considered for such extension is included in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (page 29). After evaluating the factors discussed above, the Registrant determined that it was in the best interests of the Registrant and its shareholders to modify and extend these loans in the ordinary course of business. In addition, the Registrant expects to collect all amounts due under these loans at the original contract rate. Accordingly, the Registrant determined that none of such extensions constituted a troubled debt refinancing under the criteria described above.

With respect to the Buffington Loan Agreement, the Registrant submits that such agreements collectively refer to two Construction Loan Agreements with Buffington Signature Homes, LLC (“Buffington Signature”) and Buffington Texas Classic Homes, LLC (“Buffington Classic”) which permit the borrowers to apply to the Registrant for the origination of individual construction loans. Individual construction loans originated under the Construction Loan Agreements mature in accordance with the individual loan maturity dates, not on the end of the term of the Construction Loan Agreements. The term of the Buffington Signature construction loan terminated and was not renewed on October 28, 2011, meaning that the Registrant was not obligated to originate any new loans to the borrower after that date. On October 28, 2011, there were no amounts outstanding and payable to the Registrant under the Buffington Signature construction loan. The term of the Buffington Classic construction loan was extended and modified as of October 28, 2011, to provide up to $7.5 million in residential interim construction financing, meaning that Buffington Classic was entitled to apply to the Registrant for the origination of additional loans during the extended term of the Construction Loan Agreement. Disclosure regarding the factors that were considered for such extension and modification is included in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (page 32). The Registrant determined that was in the best interests of the Registrant and its shareholders to modify and extend the Buffington Classic Construction Loan Agreement in the ordinary course of business due to the Registrant’s evaluation of economic conditions, the estimated value and performance of the underlying collateral, the guarantor, the lack of adverse situations, and other relevant factors. In addition, the Registrant expects to collect all amounts under loans originated from the Buffington Classic Construction Loan Agreement at the original contract rate. Accordingly, the Registrant determined that such extension and modification did not constitute a troubled debt refinancing under the criteria described above.

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Note P. Concentration of Credit Risk, page F-33

Comment No. 16: We note that loans to FH 295 and CTMGT which are unaffiliated to you, but are affiliates of each other, and loans to affiliates of these two borrowers are significant to total assets. We also note on page 39 of your Form 10-Q for the quarter ended June 30, 2012 that approximately 88% of the aggregate principal amount of the outstanding loans are secured by a guarantee of the principals or parent companies of the borrower in addition to the other collateral for the loans. Please tell us how you considered Question 6 of SAB Topic 1I by analogy in determining whether to include audited financial statements of these borrowers or guarantors for an investor’s assessment of your risk from your asset concentration and for an investment decision.

Response: The Registrant’s loans to borrowers that are not affiliated with the Registrant, but which are affiliated to each other, are secured asset-based loans which represent a contractual right to receive a determinable amount of money on demand or on fixed or determinable dates. These loans are secured by separate and distinct real estate assets. These loans permit the Registrant to collect the determinable sum contracted for under the loan documents and do not permit the Registrant to participate in the profits of the real property assets which secure the loans, nor do they permit the Registrant to participate generally in the profits of the borrowers. By analogy to SAB Topic 1I, the Registrant’s loans to related borrowers do not represent acquisition, development or construction arrangements, in which the Registrant would participate in expected residual profit from the sale or refinancing of a property, as the Registrant does not have any arrangements to participate in expected residual profit from any of its loans. Expected residual profit from the sale or refinancing of a property which secures a loan would belong to the borrower, not the Registrant.

As the Registrant’s loans to borrowers not related to the Registrant, but related to each other, are secured by separate and distinct assets, and as the Registrant is not entitled to participate in expected residual profit from the sale or refinancing of a property, the Registrant respectfully submits that Topic 1I is not analogous to the Registrant’s loans.

MORRIS, MANNING & MARTIN, LLP Mr. Jonathan Wiggins Securities and Exchange Commission December 17, 2012 Page 12

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The Registrant hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.